UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2021

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-236064, and 333-249063), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 5, 2021, a Special Meeting of Shareholders of Can-Fite BioPharma Ltd. (the “Company”) approved each of the two proposals brought before the Company’s shareholders at the meeting, in accordance with the majority required for each proposal. Each of those proposals was described in the Company’s Proxy Statement with respect to the Company’s Special Meeting of Shareholders, dated June 23, 2021, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on June 23, 2021.

In addition, on the same day, the Company issued a press release entitled “Yossi Borenstein, CEO and Founder of Shizim Group, has been Elected to the Can-Fite Board”. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated August 5, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2021	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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